Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-132296

PROSPECTUS SUPPLEMENT NO. 12

TO

PROSPECTUS DATED APRIL 25, 2008

MDWERKS, INC.

This prospectus supplement should be read in conjunction with our prospectus dated
April 25, 2008 and in particular “Risk Factors” beginning on page 5 of the prospectus.

This prospectus supplement includes the attached two Current Reports on Form 8-K of MDwerks, Inc., filed with the Securities and Exchange Commission on January 8, 2009.

The date of this prospectus supplement is January 8, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 31, 2008

MDWERKS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

333-118155	33-1095411
(Commission File Number)	(IRS Employer Identification Number)

Windolph Center, Suite I
1020 N.W. 6th Street
Deerfield Beach, FL 33442

(Address of Principal Executive Offices)

(954) 389-8300

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13-e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The use of the terms “we,” “us” or “the Company” in this report shall be deemed to mean MDwerks, Inc., unless the context requires otherwise. References in this report to “our subsidiaries” shall be deemed to mean each of MDwerks Global Holdings, Inc., Xeni Medical Systems, Inc., Xeni Financial Services, Corp., Xeni Medical Billing, Corp. and Patient Payment Solutions, Inc.

Item 1.01 Entry into a Material Definitive Agreement

On December 31, 2008, we, along with our subsidiary Xeni Financial Services, Corp. (“XFS”), entered into a First Amendment to the November 14, 2008 Loan and Securities Purchase Agreement (the “Amendment”) with Debt Opportunity Fund LLLP (“DOF”), pursuant to which DOF will increase the amount that it will lend the Company to up to $11,800,000 from up to $10,300,000, subject to a deduction for an original issue discount of 2%. Otherwise, the terms and conditions of the Loan and Securities Purchase Agreement entered into on November 14, 2008 (the “Loan Agreement”) have not been modified by this Amendment and shall remain in full force and effect.   The loan from DOF will be used by us primarily to purchase medicinal preparations prescription workers’ compensation claims from a client, pursuant to a claims assignment agreement.  The claims assignment agreement is currently being negotiated by us and the client and there can be no assurance that such negotiations will result in a definitive agreement. Until such time as the claims assignment agreement and documents related to the claims assignment agreement are executed, and certain other conditions set forth in the Loan Agreement are satisfied, other than $300,000 previously disbursed to MDwerks for working capital purposes, the proceeds of the loan from DOF will be held in an escrow account.  In the event the conditions to the disbursement of the funds in the escrow account are not satisfied on or before January 19, 2008, all proceeds in the escrow account will be returned to DOF.

Pursuant to the Amendment, we issued a Senior Secured Promissory Note, dated December 31, 2008, to DOF in the original principal amount of $11,800,000 (the “Amended and Restated DOF Note”).  The Amended and Restated DOF Note bears interest at the rate of 13% per annum and is payable monthly, in arrears on the first day of each month, commencing on December 1, 2008. Interest will not begin to accrue on amounts held in the escrow account described above, until such time as those amounts are disbursed to us.  Principal payments in the monthly amount of $150,000 commence on June 1, 2009 and, subject to events of default specified in the Loan Agreement, the entire amount of principal and accrued but unpaid interest due under the note becomes due and payable on November 14, 2010.  To the extent the balance of the loan is not disbursed to us on or before January 19, 2008, DOF will surrender the Amended and Restated DOF Note to us for cancellation and we and XFS will reissue a new note in the principal amount actually received by us.

The following summary description of the material agreements and instruments entered into in connection with the transaction described above is qualified in its entirety by reference to the copies of such material agreements and instruments filed as exhibits to this Current Report on Form 8-K.

First Amendment to the Loan and Securities Purchase Agreement

The Amendment provides for the loan to us by DOF of up to $11,800,000, increased from the loan to us by DOF of up to $10,300,000 in the November 14, 2008 Loan Agreement, subject to a deduction for an original issuance discount of 2%.  The Loan Agreement provides that funded amounts under the Loan Agreement shall be funded into an escrow account with DOF’s counsel serving as Escrow Agent.  The release of the funded amounts from the escrow account are subject to various conditions, including the entry into a definitive claims purchase agreement, controlled account agreement and related documents with our client; the compliance by us and XFS with the covenants contained in the Loan Agreement; the representations and warranties contained in the Loan Agreement being true and correct; no change occurs with respect to us or XFS that results in a Material Adverse Effect (as defined in the Loan Agreement).

Amended and Restated DOF Note

The Amended and Restated DOF Note bears interest at the rate of 13% per annum and is payable monthly, in arrears on the first day of each month, commencing on December 1, 2008. Interest will not begin to accrue on amounts held in the escrow account described above, until such time as those amounts are disbursed to us.  Principal payments in the monthly amount of $150,000 commence on June 1, 2009 and, subject to events of default specified in the Loan Agreement, the entire amount of principal and accrued but unpaid interest due under the note becomes due and payable on November 14, 2010.  In the event any payment of principal or interest or both remains unpaid under the Amended and Restated DOF Note for a period of ten days or more after the due date thereof, a one-time late charge equivalent to five percent (5%) of each unpaid amount will be charged against us and XFS.  Furthermore, in the case of an Event of Default (as defined in the Loan Agreement), the interest rate will be adjusted to 18% per annum.  The Amended and Restated DOF Note may be prepaid without any penalty or premium.

1

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description

4.1	First Amendment to the Loan and Securities Purchase Agreement, dated December 31, 2008, between MDwerks, Inc. and Debt Opportunity Fund, LLLP

4.2	Amended and Restated Senior Secured Promissory Note, dated December 31, 2008, issued by MDwerks, Inc. and Xeni Financial Services, Inc. in the original principal amount of $11,800,000

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MDWERKS, INC.

Dated: January 8, 2009	By:	/s/ David M. Barnes
David M. Barnes
President

3

Exhibit Index

Exhibit No.	Description

4.1	First Amendment to the Loan and Securities Purchase Agreement, dated December 31, 2008, between MDwerks, Inc. and Debt Opportunity Fund, LLLP

4.2	Amended and Restated Senior Secured Promissory Note, dated December 31, 2008, issued by MDwerks, Inc. and Xeni Financial Services, Inc. in the original principal amount of $11,800,000

4

Exhibit 4.1

FIRST AMENDMENT TO THE
LOAN AND SECURITIES PURCHASE AGREEMENT

This FIRST AMENDMENT TO THE LOAN AND SECURITIES PURCHASE AGREEMENT (the “Amendment”), dated this 31st day of December, 2008, is made by and between MDWERKS, INC., a Delaware corporation (“MDwerks” or the “Company”), XENI FINANCIAL SERVICES, CORP., a Florida corporation (“XFSC” and along with MDwerks, each a “Borrower” and collectively the “Borrowers”), and DEBT OPPORTUNITY FUND, LLLP, a limited liability limited partnership organized under the laws of the State of Florida (the “Lender”).

On November 14, 2008, Borrowers and Lender entered into that certain Loan and Securities Purchase Agreement (the “Loan Agreement”) whereby Borrowers borrowed $10,300,000 from Lender (the “Loan”) evidenced by the issuance of a Senior Secured Promissory Note issued by Borrowers of even date therewith.  Borrowers and Lender wish to amend Loan Agreement to increase the aggregate amount of the Loan to $11,800,000.

Accordingly, in consideration of the mutual promises and covenants hereinafter set forth, the parties hereto agree as set forth below.

OPERATIVE PROVISIONS

1.           The recitals of the Loan Agreement are hereby amended to replace “$10,300,000” with “$11,800,000”.

2.           Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“1.1           The Loan and Purchase and Sale of the Warrant.  Subject to the terms and conditions hereof and in reliance on the representations and warranties contained herein, or made pursuant hereto, (a) the Borrowers will borrow, and the Lender will lend the Borrowers at the closing of the transactions contemplated hereby (the “Closing”), the aggregate amount of up to $11,800,000 under the Note, subject to a deduction for an original issue discount of 2%, less the fee owed to the Lender pursuant to Section 12.9 hereof in the amount of $80,000 (the “Cash Payment”) and (b) MDwerks will issue and sell to the Lender, and the Lender will purchase from MDwerks at the Closing, the Warrant for making the Loan to the Borrowers.  The Note will be issued with an original issue discount of two percent (2%).  The Borrowers shall receive from the Lender $0.98 for each $1.00 of principal amount of the Note as indicated in Section 1.3 hereof.”

3.           Section 1.3(b) of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“(b)           After the Closing Date, the Lender shall advance (i) an additional $8,800,000 under the Note by, after applying the 2% original issue discount, delivering $8,624,000 to the Escrow Agent by wire transfers to the Escrow Account consisting of no more than six (6) separate financings with at least two (2) such financings occurring during each calendar week beginning with the first full calendar week following the Closing Date (ii) an additional $1,500,000 under the Note by, after applying the 2% original issue discount, delivering $1,470,000, less fees of $5,000 payable to Bush Ross, P.A., to the Escrow Agent by wire transfers to the Escrow Account on or before December 31, 2008 (each such subsequent payment referred to herein as a “Subsequent Funding” with all such payments into the Escrow Account referred to herein as the “Funded Amount”).”

4.           Section 1.4 of the Loan Agreement is hereby amended to replace “December 8, 2008” with “January 19, 2009”:

5.           Exhibit A of the Loan Agreement is hereby removed and replaced with the Amended and Restated Senior Secured Promissory Note attached hereto as Exhibit A.

6.           Exhibit C of the Loan Agreement is hereby removed and replaced with the Amended and Restated Escrow Agreement attached hereto as Exhibit C.

7.           Ratification of Agreement.  The terms and conditions of the Loan Agreement that have not been modified by this Amendment shall remain in full force and effect.

8.           Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

               IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

MDWERKS, INC.
By:	/s/ David M. Barnes
	Name:	David M. Barnes
	Title:	President

XENI FINANCIAL SERVICES, CORP.
By:	/s/ David M. Barnes
	Name:	David M. Barnes
	Title:	President

DEBT OPPORTUNITY FUND, LLLP, a Florida limited liability limited partnership By: Total Capital Management, LLC, a Florida limited liability company, as its General Partner
By:	/s/ Sean Lyons
	Name:	Sean Lyons
	Title:	Manager

2

Exhibit 4.2

THIS AMENDED AND RESTATED SENIOR SECURED PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT FOR DISTRIBUTION AND MAY BE TRANSFERRED OR OTHERWISE DISPOSED OF ONLY IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND APPLICABLE STATE SECURITIES LAWS. THIS LEGEND SHALL BE ENDORSED UPON ANY PROMISSORY NOTE ISSUED IN EXCHANGE FOR THIS SECURED PROMISSORY NOTE.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), VINCENT COLANGELO, A REPRESENTATIVE OF THE BORROWERS HEREOF WILL, BEGINNING TEN (10) DAYS AFTER THE ISSUE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). VINCENT COLANGELO MAY BE REACHED AT TELEPHONE NUMBER (954) 389-8300.

AMENDED AND RESTATED SENIOR SECURED PROMISSORY NOTE

Original Issuance Date: November 14, 2008	Original Principal Amount: $11,800,000

FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in this amended and restated senior secured promissory note (this “Note”), MDWERKS, INC., a Delaware corporation with its principal place of business at 1020 NW 6th Street, Suite I, Deerfield Beach, FL 33442, and XENI FINANCIAL SERVICES, CORP., a Florida corporation with its principal place of business at 1020 NW 6th Street, Suite I, Deerfield Beach, FL 33442 (each a “Borrower” and collectively the “Borrowers”), jointly and severally, absolutely and unconditionally promise to pay to the order of DEBT OPPORTUNITY FUND, LLLP or registered assigns (the “Payee” or “Holder”), when due, whether upon the Maturity Date (as defined below), acceleration or otherwise (in each case in accordance with the terms hereof), the amount set out above as the Original Principal Amount or so much thereof as may from time to time be advanced hereunder (without deduction for the original issue discount taken by the Holder pursuant to Article I of the Loan and Securities Purchase Agreement of even date herewith between the Borrowers and the Holder (the “Loan Agreement”), each an “Advance” and collectively the “Advances”) and accrued interest thereon as hereinafter provided.  All Advances made to the Borrowers shall be recorded by the holder hereof on Schedule A attached to this Note, which schedule is incorporated herein by reference and made a part hereof. This Note is issued in connection with the Loan Agreement, all terms of which are incorporated herein by this reference and hereby made a part of this Note. Capitalized terms not defined herein shall have the meanings ascribed to them in the Loan Agreement.

ARTICLE I
 PAYMENT OF PRINCIPAL AND INTEREST; METHOD OF PAYMENT; MATURITY DATE

1.1           Payment of Principal. Commencing on June 1, 2009, the Borrowers shall pay to the Holder monthly payments of principal in the amount of One Hundred Fifty Thousand Dollars ($150,000).  All oustanding principal, interest and fees and charges of any kind under the Note shall become due and payable on November 14, 2010 (the “Maturity Date”).  Payment of the principal of this Note (and any interest accrued thereon) shall be made in U.S. dollars in immediately available funds.

1.2           Payment of Interest. Interest on the principal under this Note shall accrue at the rate of thirteen percent (13%) per annum (the “Stated Interest Rate”) commencing on the date that the Funded Amount, or any portion thereof, is released to the Borrowers under that certain Escrow Agreement dated November 14, 2008 (the “Escrow Agreement”) by and among the Borrowers, the Lender and Escrow Agent (as defined in the Escrow Agreement), except that interest shall begin accruing with respect to any amounts advanced to the Borrowers outside the Escrow Agreement upon the Borrowers’ actual receipt thereof (inclusive of the Cash Payment), and shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months and shall be payable monthly in cash on the first (1st) day of each month, in arrears, commencing December 1, 2008.  Interest shall be paid in U.S. dollars in immediately available funds.

1.3           Payment on Non-Business Days. If the outstanding principal or accrued but unpaid interest under this Note becomes due and payable on a Saturday, Sunday or public holiday under the laws of the State of New York, the due date hereof shall be extended to the next succeeding full business day and interest shall be payable at the rate of thirteen (13%) percent per annum during such extension. All payments received by the Holder shall be applied first to the payment of all accrued interest payable hereunder.

1.4           Late Fee. In the event any payment of principal or interest or both shall remain unpaid for a period of ten (10) days or more after the due date thereof, a one-time late charge equivalent to five percent (5%) of each unpaid amount shall be charged.

1.5            Adjustment of Stated Interest Rate.

(a)           After an Event of Default and acceleration of the Maturity Date by the Holder the Stated Interest Rate shall be adjusted to a rate of eighteen percent (18%) per annum, subject to the limitations of applicable law.

(b)           Regardless of any other provision of this Note or other Transaction Document (as defined in the Loan Agreement), if for any reason the interest paid should exceed the maximum lawful interest, the interest paid shall be deemed reduced to, and shall be, such maximum lawful interest, and (i) the amount which would be excessive interest shall be deemed applied to the reduction of the principal balance of this Note and not to the payment of interest, and (ii) if the loan evidenced by this Note has been or is thereby paid in full, the excess shall be returned to the party paying same, such application to the principal balance of this Note or the refunding of excess to be a complete settlement and acquittance thereof.

1.6           Prepayment. This Note may be prepaid at any time, without premium or penalty, in whole or in part, together with accrued interest to the date of such prepayment on the portion prepaid.  All prepayments made shall be recorded by the holder hereof on Schedule A attached hereto.

ARTICLE II
SECURITY AND SENIORITY

2.1           Security Interests.  All of the obligations of the Borrowers under the Note and Loan Agreement are secured by (a) an unconditional guaranty executed by each of the Subsidiaries (as defined in the Loan Agreement) pursuant to those certain Guaranty Agreements (as defined in the Loan Agreement), (b) a lien on all the assets, tangible and intangible, of the Borrowers now existing or hereinafter acquired granted pursuant to the Security Agreement and Collateral Assignment (as such terms are defined in the Loan Agreement), and (c) the other Transaction Documents.

ARTICLE III
MISCELLANEOUS

3.1            Default. Upon the occurrence of any one or more of the Events of Default specified or referred to in the Loan Agreement all amounts then remaining unpaid on this Note may be declared to be immediately due and payable as provided in the Loan Agreement.

3.2           Collection Costs. Should all or any part of the indebtedness represented by this Note be collected by action at law, or in bankruptcy, insolvency, receivership or other court proceedings, or should this Note be placed in the hands of attorneys for collection after default, the Borrowers, jointly and severally, hereby promise to pay to the Holder, upon demand by the Holder at any time, in addition to the outstanding principal and all (if any) other amounts payable on or in respect of this Note, all court costs and reasonable attorneys' fees and other reasonable, third-party collection charges and expenses incurred or sustained by the Holder.

3.3           Rights Cumulative. The rights, powers and remedies given to the Payee under this Note shall be in addition to all rights, powers and remedies given to it by virtue of the Loan Agreement, any document or instrument executed in connection therewith, or any statute or rule of law.

3.4           No Waivers. Any forbearance, failure or delay by the Payee in exercising any right, power or remedy under this Note, the Loan Agreement, any documents or instruments executed in connection therewith or otherwise available to the Payee shall not be deemed to be a waiver of such right, power or remedy, nor shall any single or partial exercise of any right, power or remedy preclude the further exercise thereof.

3.5           Amendments in Writing. No modification or waiver of any provision of this Note, the Loan Agreement or any documents or instruments executed in connection therewith shall be effective unless it shall be in writing and signed by all parties, and any such modification or waiver shall apply only in the specific instance for which given.

3.6           Governing Law. This Note and the rights and obligations of the parties hereto, shall be governed, construed and interpreted according to the laws of the State of New York, wherein it was negotiated and executed. IN ANY LAWSUIT IN CONNECTION WITH THIS NOTE, THE HOLDER AND THE UNDERSIGNED CONSENT AND AGREE THAT THE STATE AND FEDERAL COURTS WHICH SIT IN THE STATE OF NEW YORK, COUNTY OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OF ALL CONTROVERSIES AND DISPUTES ARISING HEREUNDER. THE HOLDER AND EACH OF THE BORROWERS WAIVES THE RIGHT IN ANY LITIGATION ARISING HEREUNDER (WHETHER OR NOT ARISING OUT OF OR RELATING TO THIS NOTE) TO TRIAL BY JURY.

3.7           Successors. The term “Payee” and “Holder” as used herein shall be deemed to include the Payee and its successors, endorsees and assigns.

3.8           Notices. All notices, demands or other communications given hereunder shall be in given in accordance with Section 12.6 of the Loan Agreement.

3.9           Certain Waivers.  Except as otherwise specifically provided herein, the Borrowers and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands’ and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or the Borrowers liable for the payment of this Note.

3.10           Mutilated, Lost, Stolen or Destroyed Notes. In case this Note shall be mutilated, lost, stolen or destroyed, upon the written request of Holder, the Borrowers shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of and substitution for the Note, mutilated, lost, stolen or destroyed, a new Note of like tenor and representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Borrowers of such loss, theft or destruction and an indemnity also satisfactory to it.

3.11            Transfer and Assignment. The Holder may transfer or assign this Note, including, without limitation, pursuant to the sale of participation rights in the Loan, without the consent of the Borrowers. The Borrowers may not transfer or assign this Note or their obligations hereunder without the consent of the Holder.

3.12           Issue Taxes. The Borrowers shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of this Note pursuant thereto.

[Signature Page Follows]

            IN WITNESS WHEREOF, each of MDWERKS, INC. and XENI FINANCIAL SERVICES, CORP. has caused this Note to be executed by its authorized officer and to be dated as of the Original Issuance Date above.

MDWERKS, INC.
By:	/s/ David M. Barnes
	Name:	David M. Barnes
	Title:	President

XENI FINANCIAL SERVICES, CORP.
By:	/s/ David M. Barnes
	Name:	David M. Barnes
	Title:	President

SCHEDULE A

This is the schedule referred to in that certain Senior Secured Promissory Note dated November 14, 2008, executed by MDWERKS, INC., and XENI FINANCIAL SERVICES, CORP. and payable to the order of DEBT OPPORTUNITY FUND, LLLP or registered assigns.

Advances

Date	Advance Amount	Total Unpaid Principal Balance	Notation Made By
11/14/08	$1,500,000	$1,500,000
11/18/08	$1,500,000	$3,000,000
11/20/08	$1,500,000	$4,500,000
11/24/08	$1,500,000	$6,000,000
11/26/08	$1,500,000	$7,500,000
11/28/08	$1,500,000	$9,000,000
12/2/08	$1,300,000	$10,300,000
12/31/08	$1,500,000	$11,800,000	/s/ David M. Barnes

The aggregate unpaid principal amount shown on this Schedule shall be rebuttable, presumptive evidence of the principal amount owing and unpaid on this Note.  The failure to record the date and amount of any loan on this Schedule shall not, however, limit or otherwise affect the obligations of MDWERKS, INC. or XENI FINANCIAL SERVICES, CORP. to pay the principal of and interest on this Note.